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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              (Amendment No. 21 )*
                                            ----

                         ZENITH NATIONAL INSURANCE CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $1.00 PER SHARE
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                         (Title of Class of Securities)

                                    989390109
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                                 (CUSIP Number)

                               Howard E. Steinberg
                    Senior Vice President and General Counsel
                    Reliance Financial Services Corporation
                                Park Avenue Plaza
                               55 East 52nd Street
                            New York, New York 10055
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                   See Item 5
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.  989390109                13D

           NAME OF REPORTING PERSON  I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS
1          (entities only)
           RELIANCE FINANCIAL SERVICES CORPORATION
           I.R.S. EMPLOYER IDENTIFICATION NO.: 51-0113548

           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)
2
                                                                            (b)

           SEC USE ONLY

3

           SOURCE OF FUNDS*

4          N/A
           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                              [X]
5
           CITIZENSHIP OR PLACE OF ORGANIZATION

6          Delaware

                                SOLE VOTING POWER

                     7          6,574,445
  NUMBER OF SHARES              SHARED VOTING POWER
   BENEFICIALLY      8
   OWNED BY EACH                SOLE DISPOSITIVE POWER
    REPORTING        9
   PERSON WITH                  6,574,445
                                SHARED DISPOSITIVE POWER
                     10

           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11         6,574,445
           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*

12
           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13         38.9%
           TYPE OF REPORTING PERSON*

14         HC


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


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The following information amends or supplements, as the case may be, the information previously filed by Reliance Financial Services Corporation ("Reliance Financial") relating to the ownership by its subsidiaries of the class of securities (the "Security") listed on the cover of this Schedule 13D.

         ITEM 2.  IDENTITY AND BACKGROUND.

 Item 2 is restated in its entirety to read as follows:

 This statement is filed by Reliance Financial, a Delaware corporation. Reliance Financial owns all of the outstanding stock of Reliance Insurance Company ("RIC"), a Pennsylvania corporation. RIC and its property and casualty insurance subsidiaries underwrite a broad range of standard commercial and specialty commercial lines of property and casualty insurance. All of the capital stock of Reliance Financial is owned by Reliance Group Holdings, Inc., a Delaware corporation ("RGH").

 Approximately 44.4% of the common voting stock of RGH is owned by Saul P. Steinberg, members of his family and affiliated trusts. As a result of his stock holdings in RGH, Saul P. Steinberg may be deemed to control RGH.

 The principal executive offices of each of Reliance Financial and RGH are located at Park Avenue Plaza, 55 East 52nd Street New York, New York 10055.

 The names, address and principal occupations of the directors and executive officers of Reliance Financial, all of whom are United States citizens, are as follows:

  Name and Business Address                Position with Reliance Financial and
  -------------------------                Principal
                                           Occupation
                                           ------------------------
  Saul P. Steinberg                        Chairman of the Board, Chief
  Reliance Group Holdings, Inc.            Executive Officer and Director,
  Park Avenue Plaza                        Reliance Financial and RGH
  New York, New York 10055

  Robert M. Steinberg                      President, Chief Operating
  Reliance Group Holdings, Inc.            Officer and Director, Reliance
  Park Avenue Plaza                        Financial and RGH; Chairman of
  New York, New York 10055                 the Board and Chief Executive
                                           Officer, RIC


  George E. Bello                          Executive Vice President,
  Reliance Group Holdings, Inc.            Controller and Director,
  Park Avenue Plaza                        Reliance Financial and RGH
  New York, New York 10055

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  Lowell C. Freiberg                       Senior Vice President, Chief
  Reliance Group Holdings, Inc.            Financial Officer and Director,
  Park Avenue Plaza                        Reliance Financial and RGH
  New York, New York 10055

  Henry A. Lambert                         Senior Vice President--Real
  Reliance Group Holdings, Inc.            Estate Investments and
  Park Avenue Plaza                        Operations, Reliance Financial
  New York, New York 10055                 and RGH; President and Chief
                                           Executive Officer, Reliance
                                           Development Group, Inc.

  Dennis J. O'Leary                        Senior Vice President--Taxes,
  Reliance Group Holdings, Inc.            Reliance Financial and RGH
  Park Avenue Plaza
  New York, New York 10055

  Philip S. Sherman                        Senior Vice President--Group
  Reliance Group Holdings, Inc.            Controller, Reliance Financial
  Park Avenue Plaza                        and RGH
  New York, New York 10055

  Bruce L. Sokoloff                        Senior Vice President--
  Reliance Group Holdings, Inc.            Administration, Reliance
  Park Avenue Plaza                        Financial and RGH
  New York, New York 10055

  Howard E. Steinberg, Esq.                Senior Vice President, General
  Reliance Group Holdings, Inc.            Counsel and Corporate
  Park Avenue Plaza                        Secretary, Reliance Financial
  New York 10055                           and RGH

  James E. Yacobucci                       Senior Vice President--
  Reliance Insurance Company               Investments and Director,
  Park Avenue Plaza                        Reliance Financial, RGH and RIC
  New York, New York 10055

  George R. Baker                          Director, Reliance Financial
  3401 North California Avenue             and RGH; Corporate
  Chicago, Illinois 60618                  Director/Advisor various
                                           business enterprises

  Dennis A. Busti                          Director, Reliance Financial

  Reliance National, a principal           and RGH; President and Chief
  subsidiary of RIC                        Executive Officer, Reliance
  77 Water Street                          National, a principal subsidiary of
  New York, New York 10005                 RIC


  Dr. Thomas P. Gerrity                    Director, Reliance Financial
  The Wharton School                       and RGH; Dean, the Wharton
  University of Pennsylvania               School of the University of
  Steinberg Hall - Dietrich Hall           Pennsylvania
  3620 Locust Walk
  Philadelphia, PA 19104

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  Jewell J. McCabe                         Director, Reliance Financial
  Jewell Jackson McCabe                    and RGH; President, Jewell
  Associates                               Jackson McCabe Associates,
  50 Rockefeller Plaza                     consultants specializing in planning
  Suite 46                                 and communications
  New York, New York 10020

  Irving Schneider                         Director, Reliance Financial
  Helmsley-Spear, Inc.                     and RGH; Co-Chairman and Chief
  60 East 42nd Street                      Operating Officer, Helmsley-Spear,
  New York, New York 10165                 Inc., a real estate management
                                           corporation

  Bernard L. Schwartz                      Director, Reliance Financial
  Loral Space & Communications             and RGH; Chairman of the Board, Chief
  Ltd.                                     Executive Officer, Loral Space &
  600 Third Avenue                         Communications Ltd., a
  New York, New York 10016                 high-technology company concentrating
                                           on satellite-based services,
                                           Chairman of the Board and Chief
                                           Executive Officer, Globalstar
                                           Telecommunications, Ltd.

  Richard E. Snyder                        Director, Reliance Financial
  Golden Books Family                      and RGH; Chairman of Golden Books
  Entertainment, Inc.                      Family Entertainment, Inc., a
  850 Third Avenue                         publisher of children's books.
  New York, New York 10022

 Neither Reliance Financial nor, to the best of its knowledge, any other person named in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor, except as set forth below, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.


 On February 17, 1994, in settlement of an administrative proceeding concerning the accounting treatment for certain transactions in 1986 in the fixed income portfolio of RIC, without admitting or denying the allegations against it, RGH agreed to entry of an order by the Securities and Exchange Commission that RGH cease and desist from committing or causing any violation, and from committing or causing any future violation of, Section 13(a) of the Securities Exchange Act of 1934, as amended and Rules 13a-1 and 13a-3 thereunder.

 ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

 Item 5 is hereby amended by amending the first paragraph thereof as follows:

 According to a press release by the Issuer, the number of shares of the Security outstanding has decreased to 16,898,114. As a result, the 6,574,445 shares of the Security beneficially owned by Reliance Financial comprise approximately 38.9% of the Securities outstanding. Of the 6,574,445 shares of the Security beneficially owned by Reliance Financial, 6,496,225 shares are owned directly by RIC, 39,110 shares are owned directly by UPNY and 39,110


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shares are owned directly by RNNY. Each of those corporations has sole voting and dispositive power over all of the shares directly owned by it.



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                                    SIGNATURE
                                    ---------

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Dated: March 20, 1998

                              RELIANCE FINANCIAL SERVICES CORPORATION

                              By    /s/ James E. Yacobucci
                                ---------------------------------
                                        James E. Yacobucci
                                        Senior Vice President-Investments

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